Exhibit 99.1

GW Pharmaceuticals Announces Epidiolex® Receives Fast Track Designation from FDA for the Treatment of Dravet Syndrome

London, UK; 6 June 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced that the United States Food and Drug Administration (FDA) has granted Fast Track designation to GW’s investigational cannabidiol (CBD) product, Epidiolex®, in the treatment of Dravet syndrome, a rare and catastrophic treatment-resistant form of childhood epilepsy.

FDA’s Fast Track program facilitates the development and review of drugs intended to treat serious conditions and fill an unmet medical need. A drug development program with Fast Track designation is afforded greater access to the FDA for the purpose of expediting the drug’s development, review and potential approval to get important new drugs to the patient earlier.

“GW is focused on advancing the Epidiolex development program as rapidly as possible with the aim of addressing the significant unmet need in children suffering from Dravet syndrome. The granting of Fast Track designation, in addition to Epidiolex having already received orphan drug designation from the FDA, represents significant additional support toward this objective,” stated Justin Gover, GW’s Chief Executive Officer. “With GW having already opened an Investigational New Drug (IND) for Epidiolex, we are on track to commence a Phase 2/3 clinical trial in Dravet syndrome in the second half of this year.”

In addition to Dravet syndrome, GW plans to conduct a clinical development program for Epidiolex in the treatment of Lennox-Gastaut syndrome (LGS). Following receipt earlier in 2014 of orphan drug designation by the FDA in LGS, GW expects to hold a pre-IND meeting with the FDA for Epidiolex in the treatment of LGS in mid-2014, and expects to conduct two Phase 3 trials in LGS during 2015.

About Dravet syndrome

Dravet syndrome, also known as Severe Myoclonic Epilepsy of Infancy (SMEI), is a rare and catastrophic form of epilepsy for which there is currently no cure. Seizures begin in the first year of life in an otherwise typically developing infant. Initial seizures are most often prolonged events (status epilepticus) and, in the second year of life, other seizure types emerge. All seizure types are remarkably resistant to medical therapy and the prognosis for Dravet syndrome is poor. Individuals with Dravet syndrome face a higher incidence of SUDEP (sudden unexplained death in epilepsy) and have associated co-morbid conditions, which also need to be properly managed. Children with Dravet syndrome do not outgrow this condition and it affects every aspect of their daily lives.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic and commercial value of the company’s compounds including Sativex® and Epidiolex®, the development and commercialization of Sativex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 3727 1000

Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000

Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)

Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000

Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)

Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)

James Steel / Clare Terlouw	+44 20 7418 8900